UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No 2 Guang Hua Road

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

EXPLANATORY NOTE

This current report on Form 6-K (this “Form 6-K”) and the exhibit to this Form 6-K are incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-266899), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Ucommune Regains Compliance with Nasdaq Minimum Bid Price Requirement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: December 15, 2023

[Signature Page to Form 6-K]

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